  Exhibit 99.1

Prophecy Development Corp. Announces C$5.5 Million Bought Deal Financing

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN
THE UNITED STATES

Vancouver, British Columbia (November 1, 2018) – Prophecy Development Corp. (“Prophecy” or the “Company”) announced today that it has entered into an agreement with BMO Capital Markets (“BMO”), under which BMO has agreed to buy on a bought deal basis 12,000,000 common shares of the Company (the “Common Shares”), at a price of $0.46 per Common Share for gross proceeds of approximately $5.5 million (the “Offering”). The Offering is expected to close on or about November 22, 2018 and is subject to Prophecy receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used to continue exploration and advance development, and permitting of the Company’s Gibellini Vanadium Project and for general corporate purposes.

The Common Shares will be offered by way of a short form prospectus in each of the provinces and territories of Canada, except Quebec and may also be offered by way of private placement in the United States.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Prophecy
Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and EIS preparation. Further information on Prophecy can be found at www.prophecydev.com.
PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Gerald Panneton”
President and CEO

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.